UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

VOLUNTARY INVESTMENT PENSION PLAN FOR
HOURLY EMPLOYEES OF THE TIMKEN COMPANY
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year ended December 31, 2004

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the
Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

0506-0654100

Voluntary Investment Pension Plan for
Hourly Employees of The Timken Company

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 106,333,248**	$ 97,414,563
Receivables:		
Contribution receivable from participants	**441,648**	366,129
Accrued income	**24,339**	13,510
Total receivables	**465,987**	379,639
Cash, noninterest bearing	**1,235**	–
Net assets available for benefits	**$ 106,800,470**	$ 97,794,202

See accompanying notes.

Voluntary Investment Pension Plan for Hourly Employees of The Timken Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 11,302,494**
Interest and dividends	**965,993**
	12,268,487
Contributions from participants	**6,756,894**
Total additions	**19,025,381**
Deductions	
Benefits paid directly to participants	**9,986,458**
Total deductions	**9,986,458**
Net increase prior to transfers	**9,038,923**
Transfers between plans	**(32,655)**
Net increase	**9,006,268**
Net assets available for benefits:	
Beginning of year	**97,794,202**
End of year	**$ 106,800,470**

See accompanying notes.

1. Description of the Plan

The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan) provides only general information. Participants should refer to the *2000 401(k) Agreement Between The Timken Company and the United Steelworkers of America, AFL-CIO* (the 401(k) Agreement), for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of The Timken Company (the Company and Plan Administrator) who are represented by the United Steelworkers of America (USWA). Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 18% of gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy. If a participant's account balance, less rollover contributions, is greater than $3,500, they may leave their vested assets in the Plan until age 70½.

Transfers Between Plans

Participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may transfer their account balance between plans.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2006, and for yearly periods thereafter unless either the Company or the USWA shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

1. Description of the Plan (continued)

The Timken Company Common Stock Fund is segregated into two components – the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. At the end of each plan year, participant contributions made to the Timken Stock Fund, reinvested dividends and any market gains or losses in the Timken Stock Fund are transferred into the Timken ESOP. Participants may elect to have dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of the Timken Company Common Stock Fund was $14.52 and $11.23 at December 31, 2004 and 2003, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken common shares	**$ 5,302,408**
Mutual funds	**391,274**
Collective trust funds	**5,608,812**
	$ 11,302,494

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund	**$ 22,175,298**	$ 18,861,506
American Express Trust U. S. Government Securities Fund I	**13,615,735**	14,247,305
American Express Trust Bond Fund	**7,498,835**	6,996,279
American Express Trust Small Cap Equity Index Fund II	**5,515,162**	–
American Express Trust Equity Index Base Fund	**43,374,530**	40,420,315
AXP New Dimensions Fund	–	4,907,792

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2004:

	Shares	Dollars
Purchased	463,891	$10,834,442
Issued to participants for payment of benefits	52,912	1,235,393
Dividends received	–	446,950

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Timken Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedule

Voluntary Investment Pension Plan for Hourly Employees of The Timken Company

EIN #34-0577130 Plan #019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Timken Company Common Stock Fund*	1,526,909 units	$ 22,175,298
AXP New Dimensions Fund*	208,092 units	5,042,078
Templeton Foreign Fund	201,357 units	2,476,693
American Express Trust Company:*		
U.S. Government Securities Fund I	13,615,735 units	13,615,735
Bond Fund	96,595 units	7,498,835
Short-Term Horizon (25:75) Fund	23,721 units	479,945
Medium-Term Horizon (50:50) Fund	75,405 units	1,881,436
Long-Term Horizon (80:20) Fund	31,853 units	828,796
Small Cap Equity Index Fund II	281,085 units	5,515,162
Equity Index Base Fund	1,125,413 units	43,374,530
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5% with various maturity dates	3,444,740
Total investments		$ 106,333,248

*Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 27, 2005

By: [signature]
Scott A. Scherff
Corporate Secretary and
Assistant General Counsel

CLI-1201307v1

EXHIBIT INDEX

EXHIBIT <u>NUMBER</u>	EXHIBIT <u>DESCRIPTION</u>
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113390) pertaining to the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedule of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005